"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Mandatory notification of trade – options

On 30 November 2009, in connection with Orkla's option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share. In addition 34,000 synthetic options (cash bonus) were exercised at a strike price of NOK 21.99.

After this transaction, the total number of options issued in Orkla shares is now 15,802,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,592,004 treasury shares.

Orkla ASA
Oslo, 30 November 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 22 54 44 55

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Mandatory notification of trade – options

On 1 December 2009, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,787,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,577,004 treasury shares.

Orkla ASA
Oslo, 1 December 2009

Contact Orkla Investor Relations:
Rune Helland, Tel: +47 22 54 44 11